SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Bank’s Preliminary Financial Performance Figures

for the First Quarter of 2017

The preliminary financial performance figures for Woori Bank for the three-month period ended on March 31, 2017, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2017	4Q 2016	% Change Increase (Decrease)	1Q 2016	% Change Increase (Decrease)

Revenue*	Specified Quarter	8,400,683	4,875,150	72.32	7,075,594	18.73
	Cumulative Basis	8,400,683	23,598,270	—	7,075,594	18.73

Operating Income	Specified Quarter	878,776	184,983	375.06	556,254	57.98
	Cumulative Basis	878,776	1,574,204	—	556,254	57.98

Income before	Specified Quarter	828,630	193,993	327.14	565,361	46.57
Income Tax Expense	Cumulative Basis	828,630	1,553,389	—	565,361	46.57

Net Income	Specified Quarter	642,731	160,355	300.82	446,504	43.95
	Cumulative Basis	642,731	1,277,534	—	446,504	43.95

Profit to the Equity Holders of the Parent Entity	Specified Quarter Cumulative Basis	637,473 637,473	155,352 1,261,266	310.34 —	443,292 443,292	43.80 43.80

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

- For more information, refer to our website. (www.wooribank.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: April 19, 2017	By:	/s/ Hyun Seok Shin
(Signature)

	Name :	Hyun Seok Shin
	Title :	Executive Vice President